Exhibit 1.1

Needham & Company, Inc. 445 Park Avenue, New York, NY 10022 (212) 371-8300

February 24, 2005

CONFIDENTIAL

Michael E. Hart

President and Chief Executive Officer

Allos Therapeutics, Inc.

11080 CirclePoint Road

Suite 200

Westminster, Colorado 80020

Dear Michael:

This letter agreement (the “Agreement”) amends and restates in its entirety the letter agreement dated December 15, 2004 (the “Prior Agreement”) between Needham & Company, Inc. (“Needham & Company”) and Allos Therapeutics, Inc. (the “Company”).  This Agreement confirms the understanding and agreement between Needham & Company and the Company as follows:

1.                                       The Company hereby engages Needham & Company as the Company’s exclusive placement agent in connection with the proposed offering of securities of the Company (the “Offering”).  Needham & Company hereby accepts such engagement upon the terms and conditions set forth herein.  It is currently contemplated that the Offering will be structured as a “registered direct offering” of up to $57,500,000 in shares of Common Stock of the Company or securities convertible into or exercisable or exchangeable for Common Stock of the Company (the “Securities”) that are subject to a shelf registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”).   The final terms of the Offering, including the amount, nature and terms of Securities the Company may ultimately agree to sell and the price per Security, will be determined by the Company in its sole discretion after consultation with Needham & Company.  This Agreement shall not give rise to any commitment or obligation by Needham & Company to purchase any of the Securities or to find purchasers for the Securities.  At the time of the offering of the Securities, if deemed appropriate by Needham & Company, the Company and Needham & Company shall enter into a placement agency agreement that shall (except as may otherwise be mutually agreed upon by the parties) include (i) the same financial terms as are set forth in paragraphs 3 and 4 of this Agreement with respect to compensation and reimbursement of expenses but shall supersede the provisions of this Agreement with respect to the Offering, (ii) the form of purchase agreement to be entered into between the Company and each purchaser of Securities, (iii) a provision providing for a 90-day lockup by the Company and its executive officers and directors, and (iv) other customary provisions.

2.                                       If requested by the Company, Needham & Company will provide the following services:

(a)                                  Advise the Company with regard to the size of the Offering that might be realized in the current market environment;

(b)                                 Work with the Company to prepare a prospectus supplement (the “Prospectus Supplement”) to be filed with the SEC and, if requested by the Company, create an investor road show concerning the Company for use with prospective qualified investors;

(c)                                  Assist the Company in identifying and evaluating prospective qualified investors;

(d)                                 Approach prospective qualified investors approved by the Company regarding an investment in the Company; and

(e)                                  Work with the Company to develop a negotiating strategy and assist in negotiations with potential qualified investors.

Needham & Company will have no authority under this Agreement to bind the Company in any way to any party.  In addition, nothing contained in this Agreement will require the Company to accept the terms of any proposal.  The Company agrees to coordinate any discussions regarding any investment in the Company with Needham & Company and agrees that in the event the Company, its directors, officers, employees or agents receive any inquiry or are otherwise aware of the interest of any third party concerning an investment in the Company during the term of this Agreement, the Company will promptly notify Needham & Company of the prospective investor and its interest.

3.                                       The Company agrees to pay the following fees to Needham & Company for its services rendered under this Agreement:

(a)                                  If, during the term of the Agreement, the Company sells Securities in an Offering, a fee equal to the greater of (i) $500,000 or (ii) the sum of (A) 2.5% of the gross cash proceeds to the Company on all sales of Securities made in the offering to any investor listed on Schedule A attached hereto (collectively, the “Allos Investors”), subject to a maximum of $10 million, (B) 5.0% of the gross cash proceeds to the Company on sales of Securities made in the offering to Warburg Pincus Private Equity VIII, L.P. or any of its affiliated investment funds, and (C) 6.0% of the gross cash proceeds to the Company on all other sales of Securities made in the Offering, including sales of Securities made in the Offering to Allos Investors that are in excess of  $10 million, payable in cash upon the closing of the Offering; provided, that the advisory fee of $25,000 paid by the Company to Needham & Company pursuant to paragraph 3(a) of the Prior Agreement shall be credited against any such fee payable pursuant to this paragraph 3(a)

(b)                                 If, during the six-month period following the expiration or termination of this Agreement, the Company sells any equity securities in a private placement, other than in exchange for assets or securities in an acquisition transaction, to any investor (i) that Needham & Company identified to the Company prior to such termination, or (ii) as to which Needham & Company advised the Company prior to such termination, the fees payable pursuant to paragraph 3(a), payable in cash upon the closing of such sale; provided, that no such fees shall be payable pursuant to this paragraph 3(b) if the Company sells Securities in an Offering during the term of this Agreement that results in the payment of a fee of at least $2,500,000 to Needham & Company pursuant to paragraph 3(a) above.

4.                                       In addition to any fees that may be payable to Needham & Company under this Agreement, whether or not there is a closing of the Offering, the Company agrees to pay or reimburse Needham & Company, upon request made from time to time, for all of its out-of-pocket expenses incurred in connection with this engagement, including the fees and disbursements of its legal counsel and all costs and expenses incident to any filings required to be made by Needham & Company with the National Association of Securities Dealers, Inc. (“NASD”); provided, that aggregate expenses will not exceed $25,000; and, provided further, that any expenses previously paid or reimbursed by the Company pursuant to paragraph 4 of the Prior Agreement, including, without limitation, any costs and expenses incident to any filings made by Needham & Company with the NASD, shall be credited against the foregoing limit on payment or reimbursement of expenses.  If aggregate expenses incurred under this Agreement and the Prior Agreement exceed $25,000, Needham & Company shall notify the Company in a timely manner of the event and the Company and Needham & Company will resolve to raise the aggregate expense limit to a mutually agreeable figure.  The foregoing costs, expenses and charges will be paid by the Company to Needham & Company promptly upon receipt by the Company of an invoice(s) from Needham & Company.

5.                                       The Offering will be made by means of the Prospectus Supplement and related base prospectus (the Prospectus Supplement and such related base prospectus collectively, the “Prospectus”), which shall be prepared and approved by the Company and its counsel.  The Company will also be responsible for updating and supplementing the Prospectus prior to closing to reflect developments affecting the Company.  The Prospectus Supplement and any amendment or supplement thereto will be in form acceptable to Needham & Company.  The Company agrees that Needham & Company may rely on the information contained in the Prospectus and shall have no responsibility for any information contained therein except for any information in the Prospectus Supplement concerning Needham & Company supplied by Needham & Company in writing to the Company for inclusion therein.  No other documents or materials will be provided to investors without Needham & Company’s prior approval, which shall not be unreasonably upheld.  The Prospectus shall not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.                                       (a)           The Company will furnish or cause to be furnished to Needham & Company such information as Needham & Company reasonably believes to be appropriate to its assignment and to satisfy its due diligence requirements (the “Information”).  The Company recognizes and confirms that Needham & Company (i) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same, (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information, and (iii) will not make an appraisal of the Company or its business or assets.  To the best of the Company’s knowledge, the Information to be furnished by the Company, when delivered, will be true and correct in all material respects and will not contain any material misstatement of fact or omit to state any material fact necessary to make the statements contained therein not misleading.  The Company will promptly notify Needham & Company if it learns of any material inaccuracy or misstatement in, or material omission from, any Information theretofore delivered to Needham & Company.

(b)                                 All such Information, whether oral or written, will be kept confidential by Needham & Company except for such Information (i) that is already or becomes public through no breach of this provision, (ii) that is in materials delivered by the Company to prospective investors free of any obligation of confidentiality, or that the Company agrees may be disclosed, (iii) that Needham & Company is required to disclose by applicable law, regulation or legal process, or (iv) that becomes available to Needham & Company on a non-confidential basis from a third party who is not bound by a confidentiality obligation; and provided, further, that the Information may be disclosed to Needham & Company’s directors, officers, employees, agents, advisors and representatives who have a need to know such information in connection with its engagement hereunder, who shall be informed of the confidential nature of the Information and that such Information is subject to a confidentiality agreement.  Needham & Company shall be responsible for any disclosure by such directors, officers, employees, agents, advisors and representatives in violation of this Agreement.

7.                                       The Company agrees to indemnify Needham & Company as set forth in Needham & Company’s standard indemnity provisions attached hereto as Addendum A.

8.                                       Needham & Company’s engagement hereunder shall terminate on the earlier of (i) the date the Company sells Securities in one or more Offerings with aggregate gross proceeds of at least $57,500,000, or (ii) March 15, 2005.  Needham & Company’s engagement hereunder may be terminated by either the Company or Needham & Company at any time upon written notice to that effect to the other party. The provisions of paragraphs 3, 4, 6(b), 7, 13 and 14 of this Agreement shall survive any such termination.  The Company may in its discretion postpone, modify or abandon the Offering.  Needham & Company may decline to participate in the Offering if Needham & Company reasonably determines that the Offering has become impractical or undesirable.

9.                                       The Company hereby represents and warrants to Needham & Company that during the term of Needham & Company’s engagement hereunder the Company will not offer any Securities for sale to, or solicit any offers to buy from, any person or persons, whether directly or indirectly, other than through Needham & Company, except (i) equity securities or options to acquire equity securities issued pursuant to employee benefits, employee options or purchase plans in effect as of the date of this Agreement and (ii) equity securities issued in connection with a merger, consolidation, acquisition, strategic partnership, collaboration or similar business transaction.

10.                                 The Company will, at each closing of the Offering, furnish Needham & Company with an opinion of counsel relating to the Company and the Offering in form and substance reasonably acceptable to Needham & Company and its counsel.  In addition, at each closing the Company will provide Needham & Company with the same certificates of the officers of the Company, comfort letters and other documents and certificates as are furnished to the purchasers in the Offering and such other certification and documents as Needham & Company or its counsel may reasonably request, in form and substance reasonably satisfactory to Needham & Company and its counsel.

11.                                 The Company represents and warrants to Needham & Company as follows:

(a)                                  The Company has full corporate power and authority to enter into this Agreement, and this Agreement, including the indemnification provisions attached hereto as Appendix A, has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms

(b)                                 There are no affiliations or associations between any member of the NASD and any of the Company’s officers, directors, or, to the Company’s knowledge, any of its 5% or greater security holders.

12.                                 The Company acknowledges that, upon consummation of the Offering, Needham & Company may, at its option and expense, place an announcement in such newspapers and periodicals as it may choose, stating that Needham & Company has acted as the exclusive placement agent to the Company in connection with the Offering; provided, that the Company has approved such announcement in form and content, such approval not to be unreasonably withheld.

13.                                 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

14.                                 This Agreement, including Addendum A and Schedule A hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof.  This Agreement may not be amended or modified except in writing signed by each of the parties and shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.  The Company and Needham & Company hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States District Courts located in the City of New York for any lawsuits, claims or other proceedings arising out of or relating to this Agreement and agree not to commence any such lawsuit, claim or other proceeding except in such courts.  The Company and Needham & Company hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, claim, or other proceeding arising out of or relating to this Agreement in the courts of the State of New York or the United States District Courts located in the City of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, claim or other proceeding brought in any such court has been brought in an inconvenient forum.  Any right to trial by jury with respect to any lawsuit, claim or other proceeding arising out of or relating to this Agreement or the services to be rendered by Needham & Company hereunder is expressly and irrevocably waived.

Please confirm that the foregoing is in accordance with our understanding by signing and returning to us the enclosed duplicate of this letter.

Sincerely yours,

NEEDHAM & COMPANY, INC.

		By	/s/ Simon L. Gill
Simon L. Gill
Managing Director

Agreed to and Accepted
as of the date set forth above:

Allos Therapeutics, Inc.

By:	/s/ Michael E. Hart

Name:	Michael E. Hart

Title:	Chief Executive Officer

Addendum A

This Addendum A is attached to and incorporated by reference into the foregoing letter agreement (the “Agreement”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

The Company agrees to indemnify and hold harmless Needham & Company and its affiliates, the respective directors, officers, employees and agents of Needham & Company and its affiliates, and each other person, if any, controlling Needham & Company or any of its affiliates within the meaning of the federal securities laws (Needham & Company and each such other person or entity are hereinafter referred to as an “Indemnified Person”) from and against any and all losses, claims, damages, expenses (including reasonable fees and disbursements of counsel) and liabilities (or actions or proceedings in respect thereof) (collectively “Losses”) caused by, relating to, based upon or arising out of (i) Needham & Company’s engagement under the Agreement, any transaction contemplated by such engagement or any Indemnified Person’s role in connection therewith (all of the foregoing are collectively hereafter referred to as the “Engagement”) or (ii) any untrue statement or alleged untrue statement of a material fact contained in any offering materials used to offer securities of the Company in a transaction subject to Needham & Company’s engagement under the Agreement, as such materials may be amended or supplemented (and including but not limited to any documents deemed to be incorporated therein by reference), or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that with respect to clause (i) above, such indemnification obligation shall not apply to any such Loss to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Person seeking indemnification.  The Company agrees to reimburse each Indemnified Person for all expenses (including reasonable fees and disbursements of counsel) as they are incurred by such Indemnified Person in connection with investigating, preparing, defending, paying, settling or compromising any claim, action, suit, proceeding or Loss, whether or not in connection with an action in which any Indemnified Person is a named party.  The Company also agrees that an Indemnified Person shall not have any liability (whether direct or indirect, in contract or otherwise) to the Company or its affiliates, directors, officers, employees, agents or shareholders, directly or indirectly for or in connection with the Engagement, except for any Losses that are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Person’s gross negligence or willful misconduct.  In no event, regardless of the legal theory advanced, shall any Indemnified Person be liable for any consequential, indirect, incidental or special damages of any nature.

If any action, suit, proceeding, or investigation is commenced, as to which such Indemnified Person proposes to demand such indemnification, such Indemnified Person shall notify the Company with reasonable promptness; provided, however that any failure by such Indemnified Person to notify the Company shall not relieve the Company from its obligations hereunder, except as and to the extent the failure of such timely notice materially prejudices the Company.  If the Company so elects or at the request of an Indemnified Person, the Company will assume the defense of such action, suit, proceeding or investigation, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of all reasonable fees and expenses of such counsel.  In the event, however, that such Indemnified Person reasonably determines in its judgment that representation by common counsel would be inappropriate due to actual or potential differing interests or if the Company fails to assume the defense of the action, suit, proceeding or investigation in a timely manner, then such Indemnified Person may employ separate counsel to represent or defend it in any such action, suit, proceeding or investigation and the Company will pay the reasonable fees and disbursements of such counsel; provided, however, that the Company will not be required to pay the fees and disbursements of more than one separate counsel for all Indemnified Persons in any jurisdiction in any single action or proceeding.  In any action or proceeding the defense of which the Company assumes, an Indemnified Person will have the right to participate in such litigation and to retain its own counsel at such Indemnified Person’s own expense.  The Company shall not be liable for any settlement of any action or proceeding effected without its written consent, but if settled with such consent the Company agrees to indemnify the Indemnified Persons from and against any Loss by reason of such settlement.  The Company shall not settle any claim, action, suit or proceeding related to the Engagement or the Agreement unless the settlement also includes an unconditional release of all Indemnified Persons from all liabilities arising out of such claim, action, suit or proceeding.

If the indemnification sought by an Indemnified Person hereunder is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to be unenforceable, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses for which such indemnification is held to be unavailable in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and Needham & Company, on the other hand, in connection with the Engagement reflected in the Agreement, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but the relative fault of the Company on the one hand and Needham & Company on the other hand, in connection with the statements, acts or omissions that resulted in such Losses, as well as any other relevant equitable considerations.   The respective relative benefits received by the Company and Needham & Company in connection with any transaction shall be deemed to be in the same proportion as the aggregate fee paid or payable to Needham & Company in connection with the transaction bears to the total value of the transaction.  The relative fault of the Company and Needham & Company shall be determined by reference to, among other things, whether the statements, actions or omissions to act were by the Company or Needham & Company and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action or omission to act.  Notwithstanding the foregoing, in no event shall the aggregate contribution of all Indemnified Persons for all Losses in connection with any transaction exceed the amount of fees actually received by Needham & Company pursuant to the Agreement.

If multiple claims are brought against an Indemnified Person in an arbitration, with respect to at least one of which indemnification is permitted under applicable law and provided for under the Agreement, the Company agrees that any arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the arbitration award expressly states that the award, or any portion thereof, is based solely on a claim as to which indemnification is not available.

The obligations of the Company referred to above shall be in addition to any liability that the Company may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of any Indemnified Person and the Company.  Neither expiration or termination of the Agreement nor completion of the Engagement shall affect these indemnification provisions, which shall then continue in full force and effect.

SCHEDULE A

Ahli United Bank

Alexandra Investment Management

Banque Cantonale Vaudoise

Barclays Global Investors

Deephaven Capital Management

Dimensional Fund Advisors

FrontPoint Partners

Great Point Partners

International BM Biomedicine

Kingsbridge Capital

Perseus-Soros Biopharmaceutical Fund

Principled Capital Management

ProMed

ProQuest Investments

Vangaurd Group

Wellington Management Company

SCHEDULE B

FORM OF OPINION

[Intentionally omitted]